320 Kingsland, LLC

A New York LLC

http://www.production-brooklyn.com

$1,000,000 MAXIMUM OFFERING
$250,000 MINIMUM OFFERING

Revenue Share Agreement Offered
$100 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Sat Feb 10 2018 12:18:48 GMT-0500 (Eastern Standard Time)

OVERVIEW INFORMATION

Issuer Information

Name of issuer:

320 Kingsland, LLC

Entity Form:

LLC

Jurisdiction of Organization:

New York

Date of Organization:

2016-09-28

Physical address:

320 Kingsland Avenue Brooklyn New York 11222

Website address:

http://www.production-brooklyn.com

Intermediary Information

Intermediary:

GrowthFountain Capital, LLC

CIK Number:

0001668506

SEC File Number:

007-00028

CRD Number:

283380

Funding Portal Address:

www.GrowthFountain.com

Compensation to Intermediary:

6% of the closing amount raised + pass-through and registration fees

Ownership interest by Intermediary:

None

The Security Offering

Type of security offered:

Revenue Share Agreement

Voting rights:

No

Minimum target amount of offering:

$250,000

Oversubscription allowed:

Yes

Allocation method of oversubscription:

First Come First Serve

Maximum amount of offering:

$1,000,000

Deadline to reach target amount:

90 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding

This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of debt securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). 320 Kingsland, LLC , a New York LLC (the "Company" also referred to as an "issuer"), is offering a Revenue Share Agreement similar to a promissory note in the form attached hereto as Exhibit D (each, a "Note" and collectively, the " Notes ") minimum investment of $100 targeting a maximum aggregate offering price of $1,000,000

The Company has established a minimum aggregate offering price of $250,000 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that Notes in an aggregate amount equal to the minimum target amount will be subscribed for and therefore there is no guarantee that this Offering will be completed.

The minimum subscription by an investor is a $100 investment in the debt securities offered. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The Notes being offered will have transfer restrictions during the one-year period beginning when the Notes are issued. In addition, there is no ready market for the sale of the Notes and it may be difficult or impossible for an investor to sell or otherwise dispose of the Notes.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Notes.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Notes are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Notes will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances
The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/production

Multiple Closings
If the Company reaches the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company
320 Kingsland, LLC , was organized on 2016-09-28 , as a New York LLC The Company's headquarters is located 320 Kingsland Avenue Brooklyn New York 11222 . The Company's website is http://www.production-brooklyn.com .

Business Overview
For the vision, and for the people involved. After more than seven years in business as a world-renowned 'nomadic brewer', Brian believed it was time to create a physical space that embodied the unique concepts and innovative creativity behind Stillwater Artisanal.
As a separate entity, Production will carry a strong identity (visual and otherwise) that will make the brand unique and desirable. By localizing the global presence of Stillwater, Production will offer investors, guests and visitors the chance to be a part of something

larger.
.

By opening our investorship to the public, we are hoping to raise money in a new, exciting way; one that is more community-driven.

We plan to build a state-of-the-art facility that would include, but is not limited to: a fermentation/barrel-aging room, a fully equipped bar (offering cocktails and wine, in addition to brews), a professional kitchen, a production space for food merchandise (like pickles and other fermented goods), multi-level seating areas, a sound system for musical performances and DJs, gallery space for artworks, a storefront for merchandise (branded pieces, local goods, as well as cans/bottles, food items, etc), and a cafe for coffee & tea. With such a large space, the creative opportunities are limitless.
.

Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.
PRODUCTION:
Production is a new project by the people behind Stillwater Artisanal. Located within a converted warehouse on Kingsland Avenue in Greenpoint, PRODUCTION will be an experimental fermentation facility, creatively integrating a brewery, eatery, bar and event space into a community hub for beer lovers, gourmands, and creatives alike.

More about Stillwater:

Officially launched in 2010, Stillwater Artisanal is the brainchild of Brooklyn-based artist Brian Strumke, whose past life as an internationally renowned electronica DJ and producer led him down a path to crafting some of the world's most unique and highest-rated beers. Labeled a nomadic 'gypsy' brewing venture, Stillwater was one of the worlds first companies brewing across the world - and is anything but typical. Brian, a self-described 'Beer Designer', uses other brewers' capacity to brew and create. Thus, the resulting beer becomes a collaborative and innovative platform.

Known for his unique and unconventional brewing methods, Brian made a mark in the community rather quickly and gained a loyal following of fans that sought out his exclusive, high-quality beers. In 2010, after 5 years of backyard brewing, Brian took Stillwater Artisanal to the public. Working with many facilities around the globe, Brian now travels the world,

hand-crafting unique artisan brews with intricate use of herbs, spices, and wild yeasts. Going into its eighth business year, Stillwater continues to synthesize art and beer by collaborating with like-minded visionaries to create boundary-pushing concepts.

Within its first official year, Stillwater Artisanal was ranked at #2 in the 'Best New Brewers in the World' category by international beer rating resource Ratebeer.com and has remained in the global 'Top 100' since ever since. Stillwater Artisanal is now distributed in more than 38 U.S. States as well as Canada, Europe, South America, Asia and Australia.
.

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder or certain covered persons identified in the Eligibility section below would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 0
Part time employees: 0

Officers
The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Brian Strumke	2016-09-01	CEO PFO PAO Founder

Robert   2016-09-01 VP Secretary
Lorenzo   Director of Operations

Board of Directors

The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director Name	Dates of Board Service (Year Begin)	Principal Occupation + Employer & Start Date

20% Holders

The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Brian Strumke	A	50	50
Robert Lorenzo	A	50	50

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material.   For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company is disclosing certain related party transactions below arising from any of the transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons. Only those transactions are listed in which the related party had or is expected to have a direct or indirect material interest in such transaction, and the list includes transactions with entities under common control with the issuer. As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. Where it is not practicable to state the approximate amount of the interest, the amount involved in the transaction has been approximated.

Those transactions with a related party having a direct or indirect material interest:

Specified Person	Relationship To Issuer	Nature of Transaction	Amount of Interest
Brian Strumke	Licensor of Intellectual Property (Stillwater Artisanal Ales)	IP licensed at no cost.	$0
Brian Strumke	Licensor of Intellectual Property (Production)	IP licensed at no cost.	$0
Robert Lorenzo	Licensor of Intellectual Property (Production)	IP licensed at no cost.	$0

The term "immediate family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date

To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to $100 . The securities are being offered until [Fri May 11 2018 12:18:48], unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement

If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration

Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material and each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering's minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering and then has the subscription agreement countersigned by the issuer; (3) the investor transfers the funds required to purchase the offered securities to a

third-party FDIC insured account designated by the Intermediary as being for the benefit of issuers and investors (the "FBO Account"); (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the funds would be released by the FBO Account agent to the issuer, less any required fees sent to the intermediary, and the issuer would issue the securities to the investor.

Multiple Closings

If the Company reached the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

506(c) Offering

The Company reserves the right to conduct a Rule 506(c) Offering during or after the Regulation Crowdfunding Offering.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) with it always being the case that the investor would be able to cancel the investment commitment up until the 48-hour period prior to the new offering deadline, or (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment within five business days of receipt of the

notice after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned, less any fees incurred, without any accrued interest.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering. The delivery of the purchased securities and any payments or distributions relating thereto may be dependent and conditioned upon the investor providing correct and up-to-date contact and tax-related information, including without limitation, the following as requested: an up-to-date email delivery address, an up-to-date physical delivery address and an accurate social security number.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation
The Intermediary will be compensated a dollar amount equal to 6% of the total aggregate amount raised in the Offering if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor.

Conditional Commitment
Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met). As a reminder, investors are required to reconfirm their investment commitment within five days after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Class B LLC Membership Units	$46.875	$0	No
Class A LLC Membership Units	$53.125	$53,125	Yes

Description of Securities, Material Terms and Other Rights:
Class B LLC Membership Units : Until all Class B Preferred Members have received distributions in an amount equal to the capital contributions made by such Class B Preferred Members, all Class B Preferred Members will receive one hundred percent (100%) of all distributions of Cash Available for Distribution, pro-rata based on their relative percentage of capital contributions. Thereafter, all distributions of Cash Available for Distribution shall be made to all of the Members in accordance with their relative percentage interests.
Class A LLC Membership Units : The Class A Membership Interests are issued to the founders and managing members of the Company. Each initial Class A Member will have the right to designate a Managing Member.

DESCRIPTION OF SECURITIES OFFERED

General Terms

The type of security being offered is a debt security in the form of a Revenue Share Agreement which contains a promise to repay a sum certain similar to a promissory note (a form of the Revenue Share Agreement is attached as Exhibit D). These Notes are unsecured so that the repayment obligation is supported only by the Company's creditworthiness and not by any specifically identified collateral. As a debt security, the Notes have no voting rights, which means that purchasers of the Notes will have no ability to vote on any matters relating to the Company.

The Revenue Share Agreement contain a promise by the Company to repay each investor a dollar amount equal to two times (2x) the value that such investor invested in their respective Note, in each case in the manner described below.

Beginning with the second full 12-month financial reporting period following the completion of the Offering, the Company will set aside a dollar amount equal to five percent (5%) of the Company's net revenue recorded during such financial reporting period (such amount, the "Revenue Pool"). The size of the Revenue Pool may vary from year to year based on the performance of the Company, but will always comprise five percent (5%) of the Company's net revenues for such year.

Beginning with the second full 12-month financial reporting period following the completion of the Offering, unless the Company exercises its forbearance right as provided below, the Company will pay to each investor a dollar amount equal to the product calculated by multiplying (a) the Revenue Pool by (b) a fraction the numerator of which is the individual dollar amount that such investor invested in the Notes and the denominator of which is the aggregate dollar amount of all the Notes sold in the Offering. In this manner, each investor will receive their pro-rata share of the Revenue Pool in each applicable financial reporting period until such time that each investor is paid back a dollar amount equal to two times (2x) the value that such investor invested in the Notes. The Company has the right to forebear one annual payment of the revenue share amount upon notice to the investors. Consequently, the Company will have no repayment obligation in the first full twelve (12) month financial reporting period following the Offering and it may also have no repayment obligation in one additional twelve (12) month financial reporting period which would delay the repayment of the required amount to each investor.The Company may not exercise this forbearance right more than once.

The Company has the right to repay an amount in excess of the Revenue Pool in any given period, provided that each investor receives their pro-rata share of such excess amount. The Company will have no further payment obligations once it has returned to each investor an amount equal to twice (2x) the amount that each investor invested in their respective Note.

The form of Note is attached as Exhibit D. Each investor should review this form of Note to better understand the exact terms that would be applicable to each Note.

Voting Rights and Limitations
The Notes have no voting rights and will be excluded from all voting. The ability to modify the rights of the Revenue Share Agreement will be set forth in the final form of the Revenue Share Agreement attached to the Subscription and Purchase Agreement. The default is the written consent of the Company and the participants in the Offering holding a majority of the dollar amount raised in the Offering.

Restrictions on Transfer of the Notes
Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities
Ability of one class of security to materially limit, dilute or qualify the rights of another class:
The rights of the securities being offered will not be limited, diluted, or qualified by rights of any other class of security.
Ability for the rights of the securities being offered to be modified:
As stated in the Revenue Share Agreement, the terms of the securities offered in this offering may be amended, waived or modified with the consent of the Company and approval of investors holding a majority of the dollar amount raised in this offering.
Any additional risks:
See risk factors above.

Valuation of the Securities

The Company has determined the purchase price for the Notes by taking into account its anticipated future revenue. This purchase price was not based on any independent valuation of the Company or any of its assets. It should be noted that one of the reasons that the Company chose to offer Revenue Share Agreement is that this type of security avoids the need to determine a valuation for the Company or its assets. As stated on the Platform, the Intermediary has not provided any investment advice relating to the Offering or the pricing of the Notes.

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.

We will use the proceeds of this offering, in conjunction with the sale of other securities to fund the launch of Production. If we raise the target offering amount, proceeds after offering expenses will be used to pay for renovations to our leased space. If we raise funds above our target amount, these funds will be allocated first to pay for additional costs for renovations to our leased space, then towards the purchase of operating equipment, and then towards the purchase of furniture and fixtures for our leased space.

The following table reflects our anticipated estimated use of proceeds:

	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
Category	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Total Proceeds	$250,000		$1,000,000	
Commissions and Broker Expenses	15000	6.00%	60000	6.00%

Misc. Offering Costs (Legal)	$0	0.00%	$0	0.00%
Misc. Offering Costs (Marketing)	$0	0.00%	$0	0.00%
Misc. Offering Costs (Admin)	$0	0.00%	$0	0.00%
Less: Offering Expenses	$15,000	6.00%	$60,000	6.00%
Equipment	$0	0.00%	$422,940	42.29%
Leasehold Improvements	$235,000	94.00%	$467,010	46.70%
Furniture and Fixtures	$0	0.00%	$50,050	5.00%
Total Use of Net Proceeds	$235,000	94.00%	$940,000	94.00%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History
Because the issuer has limited operating history, the following provides information on the
issuer's financial milestones and operational, liquidity and other challenges.

	Most Recent Fiscal Year End	**Prior Fiscal Year End**
Total Assets	$10,123	$0
Cash & Cash Equivalents	$10,123	$0
Accounts Receivable	$0	$0
Short-term Debt	$10,633	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Results of Operations
The following is a description of the financial condition of the Company, including any items
that have had a material impact on the Company, for each year when financial statements
are provided. This discussion also includes an identification of any known material changes
or trends in the financial condition and results of operations of the Company during any
time period subsequent to the period for which financial statements are provided.
The first milestone that the Company must reach is completion of its build out and
preparation for opening. Upon opening, the Company's next milestone will be to reach
break-even, which it projects to reach within five months. Proceed from this offering will
enable the company to have the liquidity necessary to complete a substantial amount of
the construction on our leased space. Because the company will need to complete
construction prior to operating, we anticipate that these funds will be put to use

immediately upon receipt. Should the company not raise at least the target funding amount through this offering, the company will raise the requisite funds through the sale of equity interest in the company, through the instrument listed in the "Outstanding Securities" section of this filing.

Material Indebtedness
The Company has indicated that it has no outstanding material indebtedness.

Previous Issuer Offerings
The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements
The issuer's financial statements are attached as Exhibit B.
For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information
There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder
Purchases of a Revenue Share Agreement are considered debt securities and have risks relating to limited control, limited information and limited rights. Note holders have no voting power to influence the Company and must address the following risks:
Note holders have no right to participate in any management decisions of the Company or the day-to-day operations.
Note holders have limited rights to information beyond those filings that are required by law to be made available.
Note holders have limited rights to cause a prepayment of the amounts owed.
Note holders have no blocking rights and limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to note holders, such as a sale of assets over time with the proceeds reinvested in another business.
Note holders may have interests that are different than equity holders, some of whom may be part of the management team of the Company. There is the risk that a Note holder may perceive a conflict of interest if, for example, the managers that are shareholders take any other action that benefits them but increases the risk that revenue may be impacted such that the repayment period from the revenue share is extended.
The Company may take certain corporate actions that could impact Note holders, particularly if such actions impact the future revenue stream that is supporting the repayment of the Notes.
To the extent that there is funding that exceeds the minimum amount, investors may experience an extended payback period as additional investors will be pulling from the same fixed revenue pool.

In the event the Company does not generate any or sufficient revenue, investors may not receive any return at all and/or may lose a portion or all of their investment amounts.

The return to investors who participate in the Revenue Share Agreement and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company.

Risks Related to Tax Considerations

The Company is subject to federal, state and local taxes. The Company intends to treat the Revenue Share Agreements as debt for federal income tax purposes. However, the classification of the Notes for federal income tax purposes is not definite and the Company makes no guarantee that the IRS will accept the tax treatment as such.The IRS has not provided guidance as to whether the Notes are considered debt or equity and a change in the Internal Revenue Code may alter the way that Note holders are treated for federal tax purposes.

The Company believes its tax positions and estimates are reasonable, however, the Company could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Company. If the Company must make additional payments of amounts, this could have a material impact on its results of operations and financial positions.

The determination by the Issuer that the Revenues Share Agreement be treated as a debt instrument for U.S. federal income tax purposes is **NOT** intended, nor construed to be legal, or tax advice for any individual(s). All prospective investors are highly recommended to consult their own independent tax and legal professionals for any information related to the purchase, ownership and disposition of the Notes.

Risks from a Conditional Commitment in Debt Securities

This Offering is being made on a conditional basis with no minimumamount of Notes guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The speed with which each Note is repaid is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested is not guaranteed, and the Notes could become worthless, for example upon a bankruptcy of the Company

where there are no assets to satisfy creditors. Each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of revenue translating into the inability of the Company to continue to make payments to the Note holders in the amounts anticipated.

Risks from Relying on an Exemption from Registration

The Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Notes. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers. Neither the Intermediary nor any third party has made a determination that the Company may use the crowdfunding exemption.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

The Company faces risks that affect the craft beer, brewpub, and bar and restaurant industry.

The demand for craft beers has grown steadily in recent years, and the Managing Members of the Company believe that there is demand in the market for a craft brewery and affiliated

bar/restaurant in Brooklyn, New York. The Company's performance, however, will be subject to factors that affect the craft beer, brewpub, and bar and restaurant industry generally, including: 1) the highly competitive nature of the industry; 2) national and local economic conditions; 3) changes in eating and drinking habits of consumers; 4) changes in the cost of ingredients and supplies due to shortages and weather conditions; 5) changes in taxation of income and sales of alcoholic beverages; 6) changes in the demographics of the area; and 7) changes in federal and local minimum wage requirements or mandated health insurance or other benefit plans. There can be no assurance that the Company will successfully address or respond to these factors, which would harm the business and results of operations of the Company and adversely affect the Company's ability to repay investors.

Investments in breweries, brewpubs, and bars/restaurants are high-risk investments.

The Company's future financial performance will be dependent on the market for beer and beer-focused bar/restaurants, and upon the market's acceptance of the Company's products and services. There can be no assurance that demand for craft beer and beer-focused bars and restaurants will continue to increase. The Company's operating results could be significantly harmed by a change in consumer preferences or by an economic downturn that would reduce consumer spending on beer and dining or could push the Company to lower prices to attract consumers, which would adversely affect the Company's sales, profitability, and ability to repay investors.

The Company's success will depend on the ability of the Managing Members to predict, identify, and interpret the tastes and habits of consumers.

If the Company is not able to predict or respond to changes in consumer preferences to offer beer and products that appeal to consumers, or is not able to provide a dining experience that attracts patrons to the bar/restaurant, the Company may not develop brand loyalty, attract repeat customers, or achieve its projected sales, which would adversely affect the Company's profitability and ability to repay investors.

The Company's success will depend on the Company's ability to develop and retain wholesale accounts.

If the Company is not able to ensure consistent production capacity to meet the demands of wholesale customers, reliable and timely delivery of the Company's beer and products, or is not able to provide superior customer service to wholesale accounts, the Company may not establish a wholesale market for its products or retain wholesale clients in the future. If the Company is not able to achieve the projected sales to wholesale accounts, the Company's results of operations and ability to repay investors would be adversely affected.

FINANCIAL RISK FACTORS

The Company is dependent on the proceeds of this offering and the offering of other securities to implement its business plan.

The Company has limited funds and will be dependent on the proceeds of this offering and an offering of other securities to accredited investors to implement its business plan, which includes completing the construction of a brewery and bar/restaurant, commencing operations, retaining personnel, and engaging marketing and public relations services. There can be no assurance that the Company will be able to sell all of the securities of this offering and that the Company will acquire sufficient funds to implement the business plan. If the Company is not able to raise sufficient capital and does not commence operations, investors may lose their investment. In addition, while the Managing Members anticipate, based on current plans and assumptions, that cash flow from operations will be sufficient to fund operations of the Company after the brewery and bar/restaurant are open, there is no assurance that the plans and assumptions are accurate and that the Company will achieve cash flow from operations sufficient to satisfy its working capital requirements.

The Company may require additional financing.

The Company may also require additional financing in the future in order to increase the Company's brewing capacity, open other locations, pay unanticipated expenses, increase public relations and marketing efforts, or to expand distribution of its beers and other products. There can be no assurance that any additional financing, if necessary, will be available to the Company on commercially reasonable terms, if at all. If the Company borrows additional capital, the Company may have payment obligations of principal and interest that would have priority over payments to the investors in this offering, which would reduce the funds available to repay investors. In addition, restrictive covenants in loan agreements could impair the business operations of the Company, limit the Company's

ability to repay investors, or obtain additional financing. A default by the Company of loan obligations could result in legal actions by a creditor. If the Company is not able to raise sufficient capital on commercially reasonable terms now, or at any time in the future, or defaults on any loan obligation, the Company may have to modify, suspend or terminate its business, or limit future expansion, which would impair the Company's ability to generate revenues and repay investors.

OPERATIONAL RISK FACTORS

The Company has no operating history and no experience opening or operating a brewery and bar/restaurant.

The Company is newly formed and does not have any operating history, so there is no past performance upon which an evaluation of future performance can be made. Problems may arise which may be beyond the control of the Managing Members, and, accordingly, the Company's prospects must be considered in light of the risks, expenses, and difficulties frequently encountered in the establishment of a new brewery and bar/restaurant, including unanticipated problems in obtaining sufficient financing to construct and open the brewery and bar/restaurant and to fund the Company's payroll, delays relating to the construction, procurement and installation of equipment, or delays in obtaining government approvals. If the Company does not become operational, or experiences significant unanticipated delays in becoming operational, the Company may not generate sufficient cash flow, which would reduce the funds available to repay investors.

The financial projections were prepared by the Managing Members, and there can be no assurance that the projections will be reflected in the final results.

The projections in the business plan represent the opinion of the Managing Members, who have relied on public sources of information, consultants, and their own experience to estimate the revenues and expenses of the Company. The Managing Members have made many assumptions relating to the craft beer and bar/restaurant industries, including with respect to start-up costs, payroll expenses, compliance expenses, anticipated sales, the cost of ingredients, and marketing expenses. The assumptions may not be accurate, and are subject to changes and fluctuations. The assumptions and business plan have not been reviewed or audited by any third party, and each investor is encouraged to review any financial statements with an independent accountant, and should not invest if he or she

believes that the information is insufficient to adequately assess an investment in the Company. There can be no assurance the projections will be reflected in final results in the time periods expressed in the business plan, if at all. Failure to meet the projections would harm the Company's results of operations and profitability, and impair the Company's ability to repay investors.

The Company may have difficulty in managing expansion and growth.

The Company's success will depend on the ability of the Company to manage operations and growth effectively. If the Company is unable to successfully implement operational processes, financial and management controls or reporting systems, or is unable to recruit and retain employees, the Company may not be able to effectively manage the day-to-day operations of the brewery and affiliated bar/restaurant, or may not be able to increase the production capacity of the brewery to meet demand or take advantage of economies of scale, which would adversely affect the profitability of the Company and funds available to repay investors.

COMPETITIVE RISK FACTORS

The craft beer, brewpub, and the bar/restaurant industries are highly competitive.

The Company will compete directly with established craft breweries, brewpubs, and beer-focused bars and restaurants, which may have greater financial, marketing, personnel and other resources than the Company, and which already have brand recognition for their products. While the Managing Members believe the Company can compete successfully in the craft beer and bar/restaurant industries because of the experience and reputation of its personnel, the high quality of its craft beer, the location of its bar/restaurant, and dining experience that the Company will offer patrons, there can be no assurance that there will be sufficient demand for the Company's beer and other products or for the bar/restaurant, and that the Company will compete successfully with the established craft breweries, brewpubs, or beer-focused bars and restaurants. New competitors may also enter the industry, and some of these competitors may have access to greater resources than the Company. The Company may not be able to compete with larger scale competitors to negotiate lower prices for ingredients and supplies, so the Company may not be able to produce beer as cost-effectively as its competitors. If the industry is saturated, and competitors are able to

sell their products at lower prices, the Company may face pressure to reduce its prices, which would adversely affect the Company's revenues and profitability. If the Company is unable to compete successfully, the Company may not be able to repay investors.

PERSONNEL AND THIRD PARTY RISK FACTORS

The Company's success is dependent on certain key personnel.

The Company's success is dependent on the services of its Managing Members, including Brian Strumke, one of the Company's founders, who will oversee brewing operations of the Company. The employment of personnel at the Company is on an "at will" basis, and the loss of Brian Strumke could impair the quality and reputation of the Company and could disrupt the business. There is no assurance that the Company will be able to replace Brian Strumke or any key personnel, or that the Company will be able to recruit, hire, and retain other qualified personnel in key positions at the brewery and bar/restaurant. The Company has not, to date, purchased any insurance policies for the benefit of the Company in the event of the death or disability of any key personnel. In addition, while the Managing Members have experience in the brewing and bar/restaurant industries, they do not have experience in creating and operating a brewery with an affiliated bar/restaurant, so there can be no assurance that the Managing Members will successfully execute the Company's business plan. If the Company cannot retain and attract key personnel to manage the operations of the Company, the Company may not achieve or maintain profitability or be able to repay investors.

The Managing Members or their affiliates may, in the future, be engaged in other business activities similar to, or competitive with, those of the Company, and may have conflicts of interest.

The Managing Members are not restricted from engaging in activities that may compete with the Company. Brian Strumke, a Managing Member and one of the Company's founders, is the brand owner of the "Stillwater Artisanal Ales" brand of beer, which may compete with the Company's brands of beer for market share. Each Managing Member may have conflicting demands with respect to allocating time and functions between the Company and any other businesses operated by the Managing Member, which businesses also may compete with the Company. In the course of operating their respective other businesses, conflicts of interest may arise between any of the Managing Members and the

Company, and there is no assurance that a conflict of interest will not adversely affect the Company's business or operations.

The Company will rely on nondisclosure agreements to protect the trade secrets and other proprietary rights used by the Company.

There can be no assurance that the agreements with employees, consultants or third parties will adequately protect the Company's trade secrets and other proprietary rights, or that the Company will have adequate remedies for any breach of any nondisclosure obligations. There is no assurance that every employee or consultant will sign a nondisclosure agreement. Other third parties may also independently develop recipes or formulas similar to those of the Company, or could gain access to the Company's trade secrets or other proprietary data concerning customers or suppliers. The Company may be required to make expenditures to prevent disclosures of trade secrets or proprietary information, which would adversely affect the Company's profitability. If the Company's trade secrets or proprietary information are disclosed, competitors could make products substantially similar to those of the Company, or use the Company's proprietary information to compete with the Company, which could adversely affect the Company's business.

The Company's success is dependent on the Company's ability to obtain ingredients and supplies.

The cost of ingredients essential to the production of beer, such as grain and hops, will fluctuate with general economic conditions and weather. There is no assurance that the Company will be able to negotiate agreements with suppliers to obtain ingredients on favorable terms to minimize the Company's risk of fluctuations, or on terms that make the Company competitive with its competitors. In some instances, the Company may rely on a single supplier for certain ingredients and supplies, and loss of the supplier could render the Company unable to procure essential ingredients. If the Company cannot obtain ingredients or supplies, or cannot obtain them on reasonable terms, the Company's business could be interrupted or expenses may increase, which would adversely affect the Company's results of operations and ability to repay investors.

LEGAL AND REGULATORY RISK FACTORS

The industry is subject to extensive government regulation.

The alcoholic beverage industry is highly regulated, and the Company will be subject to extensive federal, state, and local government laws and regulations governing the manufacture and sale of alcoholic beverages at the brewery and the sale of food and alcoholic beverages at the bar/restaurant. No assurances can be given that the Company will be able to obtain or maintain any required licenses and approvals on a timely basis, if at all. Difficulties or failure to obtain or maintain any required licenses, permits, and/or approvals would result in delays in the opening of the brewery and the bar/restaurant, or could interrupt or terminate the Company's business. Changes in the existing regulatory environment, such as new laws or regulations, new disclosure requirements, changes in zoning, and/or changes in the interpretation of existing laws and regulations with respect to the sale and production of alcohol, labor and employment, or taxation, could also increase the anticipated costs of compliance, which would adversely affect the Company's results of operations and ability to repay investors.

The Company is effectively controlled by its principal members, and investors will not be able to influence management of the Company.

The Managing Members will effectively control the Company and direct its affairs, including with respect to the use of the proceeds of this offering. The interests of the Managing Members may conflict with those of investors. Investors will not participate in the management of the Company, and will be relying on the judgment of the Managing Members regarding the use of capital and the management and operations of the Company.

The Company's Managing Members will have limited liability to investors and to the Company, and the Company will indemnify the Managing Members against certain liabilities.

The Company and investors will not have any recourse against the Managing Members for actions taken on behalf of the Company. The Company could incur significant expenses if the Company is required to indemnify any person, which would reduce the funds available to repay investors.

The Company is dependent on licenses to use trademarks and intellectual property.

The Company does not own the intellectual property used in the business and operations of the Company. The Company licenses the intellectual property used in the brewery and the bar/restaurant, including the trade names and formulas for the Company's beers, from Brian Strumke and Robert Lorenzo on a royalty-free basis. Brian Strumke separately owns the intellectual property rights to the trade name "Stillwater Artisanal Ales" and permutations thereof, and the Company has limited rights to use such trade name. Other than with respect to these licenses, the Company will not have a legal right to any trade names, logos, formulas, or trade secrets. If a license to use intellectual property is terminated for any reason, the Company could be required to use different trade names, which would adversely affect the goodwill and brand loyalty of the Company and could require the Company to make significant expenditures to change the name of the brewery, its brands, or the bar/restaurant, which would adversely affect the ability of the Company to repay investors.

MISCELLANEOUS RISK FACTORS

ELIGIBILITY INFORMATION

General Eligibility
The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.
The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).
The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940

The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or
bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

 (7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure

The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.

N/A

To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:

TEXT OVERLAY for PRODUCTION Video

Stillwater Artisanal : founded and owned by Brian Strumke, is a "nomadic" brewing business. Since its first official launch in 2010, Stillwater has been on the cutting edge of the craft beer movement - creating over 300 unique Stillwater products in over 12 countries. For almost a decade, Stillwater has been recognized, yearly, as one of the 'best' breweries worldwide.

PRODUCTION by Stillwater is the next step for this globally-recognized company.

A physical location that will reflect and embody the conceptual trip on which Stillwater has always been.

Located in Greenpoint, Brooklyn, PRODUCTION will be an experimental fermentation facility - integrating a brewery, eatery, bar and event space into a community hub.

PRODUCTION is an opportunity for the art and flavor of Stillwater to find a home in Brooklyn.

Visitors to PRODUCTION will enjoy limited-edition beers, savor meals from an inspired menu, attend varying creative events, view the brewing process firsthand, and purchase beer & merchandise on their way out.

PRODUCTION will provide a platform for the well-developed artistry of Stillwater to thrive, and a local community for it to take root in.

PRODUCTION is launching this crowdfunding campaign that will serve to raise capital for our venture.

It will offer Stillwater fans - and beer lovers in general - the opportunity to directly connect with the brewery. This is your chance to evolve with Stillwater. To become part of what we're doing and where we're going...

PRODUCTION : Coming Soon

REPORTING OBLIGATIONS

End of Reporting Requirement

The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:

the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;

the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.production-brooklyn.com This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

Please upload your business plan *
Drop your PDF or DOC here or click to upload



Productio...6.18.pdf

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

Drop your PDF or DOC here or click to upload


Financial...2017.pdf

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

Drop your PDF or DOC here or click to upload


Financial...2017.pdf

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Brian Strumke

Employer	Principal Business	Responsibilities	Start Date	End Date
Stillwater Artisanal Ales	Microbrew	Founder	2010-01-01	Current

Robert Lorenzo

Employer	Principal Business	Responsibilities	Start Date	End Date

Fire Department of New York Fire hazard mitigation. Firefighter   2008-01-01 Current

Employment information from previous employers over the last three years for each of the Company's directors is as follows:

r

EXHIBIT D: FORM OF REVENUE SHARE AGREEMENT

THIS INSTRUMENT AND THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.
THE INVESTOR ACKNOWLEDGES THAT THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REVIEWED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND THAT THE INVESTOR HAS RELIED ON ITS OWN EVALUATION OF THESE SECURITIES IN MAKING AN INVESMENT DECISION. THE INVESTOR UNDERSTANDS THAT THIS INSTRUMENT HAS BEEN SOLD IN RELIANCE UPON SECTION 4(A)(6) OF THE ACT AND SEC RULE 227 PROMULGATED THEREUNDER WHICH INCLUDE CERTAIN RESTRICTIONS ON TRANSFER FOR A ONE YEAR PERIOD AFTER THE DATE OF ISSUANCE.

REVENUE SHARE AGREEMENT

This Revenue Share Agreement (**"Agreement"**) is made between [ISSUER] (the **"Company"**), and [INVESTOR] (**"Investor"**), on [THE CLOSING DATE] (**"Issuance Date"**). For good and valuable consideration and intending to be legally bound, the parties agree as follows:

Participation in Crowdfunded Offering. Investor acquired the rights contained in this Agreement in connection with an offering (the **"Offering"**) in reliance on section 4(a)(6) of the Act.   Investor acknowledges and agrees that this Agreement represents an

investment contract in which the Investor has joined with other participants in the Offering to invest money in the Company with the expectation of profits solely from the efforts of the Company. The Investor acknowledges and understands that this Agreement is one of a series of Revenue Share Agreements offered by the Company in the Offering.

Repayment Promise. For value received, the Company hereby promises to pay to the Investor in lawful money of the United States of America and in immediately available funds, the Total Repayment Amount (as defined below) in the manner set forth in this Agreement.Investor hereby agrees to accept the Total Repayment Amount as consideration for the Investment Amount (as defined below) consistent with the terms of this Agreement. The parties agree that the term **"Investment Amount"** shall mean that dollar amount committed to the Company by the Investor in the Offering equal to $[INVESTMENT]. The parties further agree that the term **"Total Repayment Amount"** shall mean that dollar amount that is equal to a multiple of two times (2x) the amount of the Investment Amount. Investor acknowledges that Investor may have paid certain fees to participate in the Offering and that such fees are not included in any calculation of the Investment Amount or the Total Repayment amount.

Calculation of Revenue Share Payment. The parties agree that the term **"Fiscal Year"** shall mean the twelve (12) month accounting period in which the Company's annual financial statements are regularly prepared. For any Fiscal Year of determination, the term **"Available Revenue Pool"** shall mean that dollar amount equal to five percent (5%) of the gross revenue of the Company in such Fiscal Year of determination, including all of the Company's cash receipts from all sales of any kind without any deduction or offset of any kind. For any Fiscal Year of determination, the term "Revenue Share Payment" shall mean that dollar amount that is equal to the product of (a) the Available Revenue Pool calculated for such Fiscal Year multiplied by (b) the Proportionate Share (as defined below). The parties agree that the term **"Proportionate Share"** shall mean a fraction, the numerator of which is the Investment Amount, and the denominator of which is the total dollar amount committed to the Company in the Offering by all participants in the Offering equal to $[TOTAL RAISE].

Annual Payments from Available Revenue Pool. Except as otherwise provided in this Agreement and only until the Total Repayment Amount has been paid, for any Fiscal Year of determination, if the Available Revenue Pool exceeds five hundred dollars (500) in such Fiscal Year, then the Company shall pay the Revenue Share Payment to the Investor on or prior to the date that is sixty days after the end of such Fiscal Year. The Company shall have no obligation to make Revenue Share Payments under this Agreement in the Company's first full Fiscal Year occurring immediately after the Issuance Date, it being understood that the Company shall have a minimum of twelve (12)

months after the Issuance Date in which no Revenue Share Payment is due. Consequently, unless the Company exercises the forbearance right described in Section 5 of this Agreement, the Company will begin making Revenue Share Payments to the Investor within sixty days after the conclusion of the Company's second full Fiscal Year occurring immediately after the Issuance Date.

One-Time Payment Forbearance. In any single Fiscal Year and not in any other Fiscal Year, the Company may in its sole discretion forbear the annual payment of the Revenue Share Payment due for such Fiscal Year upon notice to Investor, it being understood that such forbearance shall allow the Company to refrain from making the Revenue Share Payment for such Fiscal Year that the Company would otherwise be required to pay. After the Company exercises the forbearance right contained in this Agreement, it may never use such right again. For the avoidance of doubt, the Company may use the forbearance right contained in this Agreement only once, and it in no way relieves the Company from the obligation to repay the Total Repayment Amount.

Voluntary Payment Acceleration. The Company may make payments to the Investor in excess of the Revenue Share Payment at any time and may fully or partially prepay any amounts at any time provided that such amounts are counted toward the Total Repayment Amount. The parties agree that this Agreement contains no specific due date for the repayment of the Total Repayment Amount. The Total Repayment Amount will be considered paid in full when the Company has paid to the Investor those Revenue Share Payments which, when aggregated with any prepayment amounts, collectively are equal to the Total Repayment Amount.

Payment upon Change of Control. Upon a Change of Control (as defined below) at any time prior to the full payment of the Total Repayment Amount to the Investor, the Company shall pay to the Investor, prior to or simultaneously with the closing of such Change in Control, an amount equal to the Total Repayment Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. The parties agree that the term **"Change of Control"** shall mean the earlier to occur of (a) the Company's sale of all or substantially all of its material assets or (b) a merger, consolidation, reorganization or similar business transaction which results in a change in the ownership of more than 50% of the outstanding voting power of the Company.

Place and Form of Payment. All amounts payable hereunder shall be paid to the Investor at the address on record with the Company or to the account that Investor has designated to the Company or to the account from which Investor made the investment in the Offering. The Company may use a third-party agent to process any such payments and may share information relating to the Investor with such third party, including personally identifying information and account information. The Company may, directly or indirectly through a third party, transfer payments via automated clearinghouse payment,

wire transfer or check at its discretion. Pursuant to the terms of this Agreement, the Company shall make, or cause to be made, continuing annual Revenue Share Payments to the Investor until the Total Repayment Amount is repaid in full.

Payments Made Pro Rata. Investor acknowledges that a number of other participants in the Offering acquired the same form of security as the Investor with the same rights to a repayment from the Available Revenue Pool of twice the amount that such participant invested in the Offering (each such participant, not including the Investor, a **"Holder"**). The Company warrants that Investor and each Holder invested in the Company's securities on the same terms and conditions with respect to repayment although their invested amounts may differ. This Agreement and the promise to pay contained herein is issued as part of a series of securities issued in the Offering and the Investor agrees that payments made from the Available Revenue Pool shall be made pari passu between the Investor and each Holder in proportion to each party's dollar amount invested in the Offering (excluding any fees paid to participate in the Offering). Investor acknowledges and agrees that all payments required by this Agreement, including optional payments with respect to any prepayment amounts, shall be made pro rata among the Investor and all of the Holders based on the amount of their investment in the Offering (excluding any fees paid to participate in the Offering) and the Investor shall make no claim for any amount of any Company payment greater that the Investor's Proportionate Share of such payment. If the Investor shall obtain any payment from the Company that was not made proportionately to other Holders, then the Investor shall return the excess amount to the Company to be shared ratably with the other Holders. The Company's repayment obligation to the Investor under this Agreement shall be on parity with the Company's obligation to repay all of the Holders of securities issued in the same Offering. If the Company does not have sufficient funds to repay all participants in the Offering, then payment shall be made ona pro rata basis among the Investor and all of the Holders based on the amount of their investment in the Offering (excluding any fees paid to participate in the Offering).

Unsecured Obligation. Investor understands and accepts that the promise and obligation to repay the Total Repayment Amount is an unsecured obligation and that no security interest of any form is granted by this Agreement in any asset held by the Company. No party has guaranteed the repayment of the Total Repayment Amount. The obligations in this Agreement are the corporate obligation of the Company only and no recourse shall be had against any past, present or future member or owner of the Company directly. The obligations in this Agreement will be handled pari passu with all other outstanding Revenue Share Agreement obligations of the Company that arise as a result of the Offering.

No Stockholder Rights. The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

Availability of Financial Information. The Company agrees to timely file all tax returns (federal, state and local) required to be filed by it. For so long as the Total Repayment Amount remains outstanding, the Company will make available to Investor, via the Company's website or otherwise, a copy of the Company's federal tax returns within thirty days of filing such return. The Company warrants that all such tax returns made available will be true and correct in all material respects.The Company may, at its sole discretion, substitute audited financial statements or unaudited financial statements signed by an independent accountant for the tax returns required in this Agreement, in each case prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated and in each case certified by an officer of the Company. In connection with the end of each Fiscal Year, the Company shall send to the Investor and each Holder a copy of the financial statements prepared for such Fiscal year within sixty days of the end of such Fiscal Year. The Company is obligated to file, and will file, an annual report electronically with the SEC annually and post the report on its website at [WEBSITE]. The Company will continue to comply with the ongoing reporting requirements of the Act until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Securities and Exchange Act; (2) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000; (3) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) the Company or another party repurchases all of the securities issued in reliance on the 4(a)(6) exemption of the Act; or (5) the Company liquidates or dissolves its business in accordance with state law.

Confidentiality. The Investor agrees (a) to use all non-public information received from the Company only to the extent necessary to enable the Investor to assess the Investor's investment in the Company and to confirm the Company's determination of the Revenue Share Payment and (b) not to disclose or provide any non-public information received from the Company to any person or entity without the Company's prior written consent. Ownership of all right, title and interest in any information made available to the Investor by the Company pursuant to this Agreement

shall remain at all times with the Company, and nothing in this Agreement shall give to Investor any right, title or interest in, or license to, any such information.

Default. Upon the occurrence of an Event of Default (as defined below), all unpaid amounts of the Total Repayment Amount owing hereunder and still outstanding shall automatically be immediately due, payable and collectible by Investor pursuant to applicable law. The parties agree that each of the following events shall be an "Event of Default"hereunder:

Other than with respect to the one-time forbearance contemplated by thisAgreement in Section 5, the Company fails to pay any annual Revenue Share Payment due under this Agreement on the date the same becomes due and payable;

The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any action in furtherance of any of the foregoing; or

An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

Characterization of Investment. Investor acknowledges and accepts that this Agreement and the promise to pay a sum certain contained herein may be deemed a form of security for purposes of the Act. The parties agree that they shall treat this obligation to repay the Total Repayment Amount as debt for financial, tax and other applicable purposes, and not as equity. The promise to pay amounts due pursuant to this Agreement is an unsecured obligation and may, under certain circumstance, be deemed to be a promissory note or a form of unsecured loan. Investor acknowledges that the contractual rights contained in this Agreement include the Company's promise to repay the Total Repayment Amount over time in variable amounts and consequently, an interest rate may be impossible to calculate. To the extent allowed under applicable law, the Revenue Share Payment and any portion thereof will not be considered interest under state usury laws.The parties agree that the Investment Amount does not accrue interest because the promise to pay the Total Repayment Amount is effective immediately upon execution of this Agreement. Investor understands and accepts that there is no specific date upon which Total Repayment Amount will be repaid that can be calculated as of the date of this Agreement. Investor hereby authorizes the Company to make any withholding required by law.

Transfer, Successors and Assigns. This Agreement and the obligation to repay the Total Repayment Amount described herein may not be sold, transferred or assigned by

the Investor without (a) the consent of the Company, which consent may be withheld for any reason, and (b) complying with all applicable federal and state securities laws. The Company may require that any desired transferee deliver to the Company a signed written agreement acknowledging and agreeing to these restrictions on transfer.The Company may assign this instrument in whole, without the consent of the Investor, in connection with any Change of Control or reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

Waiver. The Company waives presentment and demand for payment and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys'fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

Amendments. Any provision of this instrument may be amended, waived or modified upon the written consent of the Company and the participants in the Offering holding a majority of the dollar amount raised in the Offering.

Notice. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Issuer's State of [JURISDICTION], excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

Termination. This Agreement shall terminate once the Investor has been repaid the Total Repayment Amount, provided however, that Sections 13 and15 shall survive any such termination.